Exhibit 99.1

Intranet Posting Available to Genworth Employees on May 14, 2009:

On May 13, 2009, at Genworth’s Annual Meeting of Stockholders, stockholders voted to approve an amendment to the plan under which we grant equity incentive awards to our employees and directors. The amendment will allow Genworth to implement a voluntary one-time, value-for-value equity exchange program.

The exchange program would allow eligible employees to exchange certain outstanding stock options and stock appreciation rights (SARs) awarded by the company for a reduced number of stock options and SARs having an exercise price equal to the fair market value of our common stock as of the date the replacement awards are granted.

More information about the exchange program will be sent to eligible employees if and when we commence the exchange program. The Management Development and Compensation Committee of the Board of Directors has up to 180 days after the stockholder vote to authorize and commence the exchange program. In the interim, you can find additional information in our 2009 Proxy Statement and “Frequently Asked Questions for Employees”.

Important Legal Disclosure

We have not yet commenced the exchange program to which this communication pertains. Genworth will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the exchange program. Persons who may be eligible to participate in the exchange program should read the Tender Offer Statement on Schedule TO, including the Offering Memorandum and other related materials, when those materials become available because they will contain important information about the exchange program.

Genworth stockholders and holders of stock options and SARs will be able to obtain the written materials described above and other documents filed by Genworth with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and holders of stock options and SARs may obtain free copies of the documents filed by Genworth with the SEC by directing a written request to: Genworth Financial, Inc., 6620 West Broad Street, Richmond, Virginia 23230, Attention: Investor Relations.